Exhibit 99.1

NEWS RELEASE

YAMANA GOLD REPORTS THIRD QUARTER 2009 RESULTS
-Record quarterly production with double digit revenue, cash flow and margin growth -

TORONTO, ONTARIO, November 3, 2009 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its financial and operating results for the third quarter ended September 30, 2009.  All dollar amounts are expressed in United States dollars unless otherwise specified.

THIRD QUARTER HIGHLIGHTS

Financial and Operating Highlights

Highlights for the three- and nine-month periods ended September 30, 2009 include:

•	Total production from all mines of 314,707 gold equivalent ounces (GEO) and 875,763 GEO, respectively;
•
Average co-product cash costs(1) from continuing operations excluding Alumbrera of $349 per GEO and $350 per GEO, respectively. By-product cash costs from continuing operations excluding Alumbrera of $79 per GEO and $195 per GEO, respectively;

•	Revenues of $332.2 million and $783.5 million, respectively;
•	Mine operating earnings of $136.4 million and $283.2 million, respectively;
•
Net earnings of $60.8 million or $0.08 per share (Net earnings and adjusted earnings(1) were impacted by a deferred tax provision impacting only the third quarter $0.03 per share that does not impact operating profit or future periods)  and $156.5 million or $0.21 per share, respectively;

•	Adjusted earnings of $88.3 million or $0.12 per share and $248.4 million or $0.34 per share, respectively;

(In millions of United States Dollars)	Three months ended Sept 30, 2009	Nine months ended Sept 30, 2009
Net earnings	$60.8	$156.5
Stock-based compensation	1.8	7.0
Foreign exchange gain including discontinued operations	(6.7)	(57.0)
Unrealized loss on derivatives including discontinued operations	21.0	102.9
Future income tax expense on foreign currency translation of inter-company debt	18.9	54.0
Non-recurring future income tax adjustment	-	20.6
Adjusted Earnings before income tax effects	95.8	284.0
Income tax effect of adjustments	(7.5)	(35.6)
Adjusted Earnings	$88.3	$248.4

(1)
Cash costs, adjusted earnings, adjusted earnings per share, cash flow from operations before changes in non-working capital items and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 7 to 10 of this press release.

•
Cash flow from continuing operations before changes in non-cash working capital items (1) of $167.9 million or $0.23 per share (cash flow from continuing operations after changes in non-cash working capital items of $144.4 million), and $340.6 million or $0.46 per share (Cash flow from continuing operations after changes in non-cash working capital items of $317.0 million), respectively.

Development, Exploration and Corporate Highlights

Highlights for the three-month period ended September 30, 2009 include:

•	Completed the 20 million tonnes per year expansion at Chapada with the new mine fleet expected to commence operation in the fourth quarter
•
Completed first full quarter of commercial production at Gualcamayo subsequent to declaring commercial production on July 1, 2009 with production increasing 62 percent from the second quarter at cash costs well below guidance

•	Continued to accelerate development work on new veins and exploration efforts in the North Block at El Peñón with grade and throughput improvements anticipated
•	Accelerated development activities at QDD Lower West with a conceptual study in progress
•	Acquired extensive exploration concession, Caiamar, located in Brazil
•	Made construction decisions for the development of C1 Santa Luz, Mercedes and the tailings reprocessing project at Minera Florida, for start-up in 2012.

Highlights subsequent to the quarter include:
•	Announced positive exploration results at Mercedes in Mexico
•
Provided update on Agua Rica in Argentina including optimization initiatives currently underway, continued focus on updating components of the original feasibility study, and evaluating potential strategic partners for development

•
Provided exploration update on new area 10 kilometres north of Gualcamayo, Salamanca, where drilling results support Yamana’s view that the area represents an important source of further gold ounces for Gualcamayo.

“Yamana again achieved record quarterly production at industry low cash costs,” said Yamana’s chairman and chief executive officer, Peter Marrone. “We focused on our newest mine, Gualcamayo, this quarter, as we continue to put steps in place to optimize the mine.  We declared commercial production on time and in its first full quarter of commercial production the mine is meeting our expectations and exceeding guidance. We also focused on our robust development stage and value enhancing projects this quarter such as Agua Rica as we continue with optimization studies and evaluating potential strategic partners.”

FINANCIAL AND OPERATING SUMMARY
Revenues for the three-month period ended September 30, 2009 were $333.2 million, representing a 50 percent increase from the comparative quarter last year, and for the nine-month period ended were $783.5 million. Approximately 10,000 GEO were produced but not sold during the third quarter due to timing and will be sold during the fourth quarter.

(1)
Cash costs, adjusted earnings, adjusted earnings per share, cash flow from operations before changes in non-working capital items and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 7 to 10 of this press release.

Mine operating earnings for the three-month period ended September 30, 2009 were $136.4 million, representing a 138 percent increase from the comparative quarter last year, and for the nine-month period ended were $283.2 million.

Net earnings for the three-month period ended September 30, 2009 were $60.8 million, or $0.08 per share, and for the nine-month period ended were $156.5 million, or $0.21 per share.  Net earnings and adjusted earnings were impacted by a deferred tax provision impacting only the third quarter of $0.03 per share that does not impact operating profit or future periods.  Adjusted earnings for the three-month period ended September 30, 2009 were $88.3 million, representing a 180 percent increase from the comparative quarter last year, or $0.12 per share.  Adjusted earnings for the nine-month period ended were $248.4 million, or $0.34 per share.

Cash flow from operations after changes in non-cash working capital items for the three-month period ended September 30, 2009 was $144.4 million, representing a 155 percent increase from the comparative period last year, and for the nine-month period ended was $317.0 million. Cash flow from operations before changes in non-cash working capital items for the three-month period ended September 30, 2009 was $167.9 million or $0.23 per share, representing a 67 percent increase from the comparative period last year.  Cash flow from operations before changes in non-cash working capital items for the nine-month period ended June 30, 2009 was $340.6 million or $0.46 per share.

Cash and cash equivalents for the three-month period ended September 30, 2009 were $97.5 million, representing a five percent increase from the second quarter of 2009.  Consistent with the business plan of the Company and as the Company had previously indicated, the majority of the build-out would be capital by mid 2009 with a corresponding use of available cash.  Increases in cash flow would then increase available cash.  Current cash and cash equivalents as at the end of October 31, 2009 is approximately $130 million.

Total production for all mines for the three-month period ended September 30, 2009 was 314,707 GEO (comprised of 261,789  ounces of gold and 2.9 million ounces of silver) representing a nine percent and 16 percent increase from the second quarter and first quarter of 2009, respectively. Total production for the nine-month period ended was 875,763 GEO (comprised of 736,369 ounces of gold and 7.7 million ounces of silver).

Average co-product cash costs for the three-month period ended September 30, 2009 for continuing operations excluding Alumbrera were $349 per GEO and for the nine-month period ended were $350 per GEO. By-product cash costs for continuing operations excluding Alumbrera for the three-month period ended September 30, 2009 were $79 per GEO and for the nine-month period were $195 per GEO.  Co-product cash costs per pound of copper at Chapada for the three-month period ended September 30, 2009 were $1.07 per pound and for the nine-month period ended were $0.97 per pound.

Gross margins(1) per GEO sold for the three-month period ended September 30, 2009 were $792 per GEO, representing a 55 percent increase from the comparative period last year, and for the nine-month period ended were $703 per GEO.

“We continued to focus on cost containment and margin expansion this quarter, which has been reflected in our double digit revenue, cash flow and margin growth,” said Chuck Main, Yamana’s executive vice president finance and chief financial officer.  “We remain focused on building on our strong track record of growth, sustainability and industry low cash costs.”

(1)
Cash costs, adjusted earnings, adjusted earnings per share, cash flow from operations before changes in non-working capital items and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 7 to 10 of this press release.

Chapada, Brazil
The Company anticipated changes in the mill liners and motor replacement at Chapada during the third quarter of 2009. Production was in line with expectations given maintenance activities. With the expansion to 20 million tonnes per year completed in the third quarter, fourth quarter production is expected to increase.

El Peñón, Chile
El Peñón production in the third quarter of 2009 increased to 108,054 GEO, representing a 17 percent and 28 percent increase compared to the second quarter and first quarter of 2009, respectively.  Grade at El Peñón also increased in the third quarter by 13 percent and 22 percent compared to the second and first quarter of 2009, respectively.  Co-product cash costs declined at El Penon by $15 and $42 per GEO, or 4% and 11%, compared to the second quarter and first quarter of 2009, respectively.

Jacobina, Brazil
Jacobina continued to perform and produce at record levels. Jacobina production of 30,978 ounces in the third quarter of 2009 increased by 12 percent and 14 percent compared to the second and first quarter of 2009, respectively.

Gualcamayo, Argentina
Yamana continued to focus on its newest mine, Gualcamayo, to ensure optimization of the mine.  The Company declared commercial production on time and Gualcamayo is currently meeting expectations and exceeding guidance.  Third quarter production at Gualcamayo increased to 39,523 ounces of gold, representing a 62 percent and 93 percent increase compared to the second quarter and first quarter of 2009, respectively.  Gualcamayo continues to ramp up with production in the month of October of approximately 18,900 ounces. Gualcamayo cash costs for the third quarter were $316 per ounce, which is below previous guidance of below $350 per ounce.

Minera Florida, Chile
Minera Florida production continued to increase quarter over quarter subsequent to the completion of the expansion in the first quarter of 2009.  Production of 25,411 GEO in the third quarter of 2009 increased by 11 percent and 32 percent compared to the second and first quarter of 2009, respectively.  A construction decision for re-treating tailings work at Minera Florida has been made, which is to add an additional 40,000 GEO per year expected to begin in early 2012.

Fazenda Brasileiro, Brazil
Third quarter production at Fazenda Brasileiro increased to 20,464 ounces of gold, representing an 11 percent and two percent increase compared to the second quarter and first quarter of 2009, respectively.

(1)
Cash costs, adjusted earnings, adjusted earnings per share, cash flow from operations before changes in non-working capital items and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 7 to 10 of this press release.

Overview of Financial Results

The following table presents a summary of financial and operating information for the three and nine months ended September 30, 2009:

Overview of Financial and Operating Results (i) (in thousands of United States Dollars; unaudited)	Three months ended September 30, 2009	Nine months ended September 30, 2009

Revenues	$333,179	$783,489
Cost of sales excluding depletion, depreciation and amortization	(131,357)	(338,152)
Depletion, depreciation and amortization	(64,792)	(160,579)
Accretion of asset retirement obligations	(611)	(1,601)

Mine operating earnings	136,419	283,157

Expenses
General and administrative	(22,983)	(60,885)
Exploration	(6,961)	(13,959)
Other	(2,017)	(808)

Operating earnings	104,458	207,505

Other business (expenses) income	3,015	7,368
Foreign exchange gain (loss)	15,126	87,820
Realized gain (loss) on derivatives	(3,562)	27,849
Unrealized (loss) gain on derivatives	(16,853)	(96,950)

Earnings from continuing operation before income taxes and equity earnings	102,184	233,592

Income tax (expense) recovery	(55,799)	(94,144)
Equity earnings from Minera Alumbrera	8,061	18,865

Earnings from continuing operations (i)	54,446	158,313
Earnings (loss) from discontinued operations	6,377	(1,857)
Net earnings	$60,823	$156,456

Earnings Adjustments:
Stock-based compensation	1,838	7,019
Foreign exchange gain including discontinued operations	(6,726)	(56,986)
Unrealized loss on derivatives including discontinued operations	21,013	102,853
Future income tax expense (recovery) on foreign currency translation of inter-corporate debt	18,933	54,020
Non-recurring future income tax adjustment (ii)	-	20,592

Adjusted Earnings before income tax effects	$95,881	$283,954

Income tax effect of adjustments	(7,541)	(35,545)

Adjusted Earnings	$88,340	$248,409

Basic earnings per share	$0.08	$0.21
Diluted earnings per share	$0.08	$0.21
Adjusted Earnings per share	$0.12	$0.34
Cash flow from operations (after changes in non-cash working capital items)	$144,939	$317,009
Cash flow from operations (before changes in non-cash working capital items)	$167,930	$340,583
Capital expenditures	$144,654	$359,941
Cash and cash equivalents (end of period)	$97,498	$97,498
Average realized gold price per ounce	$962	$933
Average realized silver price per ounce	$14.97	$13.92
Chapada average realized copper price per pound	$2.74	$2.17
Gold sales (ounces)	248,794	640,733
Silver sales (millions of ounces)	2.8	7.6
Chapada payable copper contained in concentrate sales (millions of lbs)	36.1	102.7

(i)
Due to the sale agreements of San Andrés, São Vicente and São Francisco mines, the results of those mines have been reclassified as discontinued operations (in accordance with GAAP) with restatement of prior period comparatives.

(ii)
Non-recurring and non-cash tax adjustment on the revaluation of future income tax liabilities related to the excess purchase price of the Meridian Gold Inc. acquisition in respect to the mineral interests in Chile.

(1)
Cash costs, adjusted earnings, adjusted earnings per share, cash flow from operations before changes in non-working capital items and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 7 to 10 of this press release.

Further details of the 2009 third quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and Interim Consolidated Financial Statements at www.yamana.com, in the “Investors” section under “Financial and Corporate Reports”.

OUTLOOK AND STRATEGY
The Company remains committed to sustainability, growth, focusing on organic growth, low cash costs and stability of jurisdictions with the objective of predictable and reliable operations and outlook in respect to current operations and as it prepares for the next wave of growth. The Company focused on its core assets, generating cash flow, preserving capital, maximizing cash balances and maintaining maximum flexibility across its various interests including its development stage and near development stage projects. The Company continues to be committed to prudent and disciplined growth and will continue to improve the value and returns of its various projects. It will also continue to focus on containing costs and ensuring effective management of capital expenditures.

The Company’s production plan is targeting in the range of 1.05 to 1.1 million GEO in 2009, not including non-core mines under sale, an increase of close to 40% over 2008. Yamana is committed to the sustainable production of at least 1.1 million GEO annually and increasing from 2010 onward.

The Company continues to evaluate the further expansion of its mines and development projects as follows:

	Status	Expected Initial Annual Contribution	Expected Start-date

C1 Santa Luz (*)	Construction decision made	130,000 gold ounces	Production targeted to begin in mid-2012
Mercedes	Construction decision made	120,000 GEO	Production targeted to begin in late-2012
Pilar/Caiamar	Feasibility study underway	Over 100,000 gold ounces	Pending
Ernesto/Pau-a-Pique	Scoping study completed	100,000 gold ounces	Pending
Minera Florida	Advanced plan to process historical tailings; construction decision made	40,000 GEO	Production targeted to begin in early 2012
QDD Lower West	Updated feasibility study expected in 2010	90,000 gold ounces	Pending

(*) In the first two full years of production at C1 Santa Luz, average annual production is expected to exceed 130,000 ounces which would accelerate pay-back. Expected annual production would then average 104,000 ounces of gold per year life of mine.

Agua Rica and other potential development stage projects would provide further growth for Yamana. The Company continues to focus on increasing the value of Agua Rica and is working on a number of optimization initiatives that could have a material positive impact on the project. Agua Rica has received the environmental license early in 2009 and Yamana is now advancing efforts relating to sectoral permits which are expected within 18 months.  The Company has also begun a process for evaluating potential strategic partners for the development of Agua Rica.

The Company continues to focus on exploration to grow the Company to over 1.7 million GEO of sustained production in the long-run by identifying and acquiring the best exploration properties in the Americas, developing a pool of talented geoscientists and replacing ounces at current operations.

(1)
Cash costs, adjusted earnings, adjusted earnings per share, cash flow from operations before changes in non-working capital items and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 7 to 10 of this press release.

NON-GAAP MEASURES
The Company believes that in addition to conventional measures prepared in accordance with Canadian GAAP, the Company and certain investors and analysts use certain other non-GAAP financial measures to evaluate the Company’s performance including its ability to generate cash flow and profits from its operations. The Company has included certain non-GAAP measures including “cash costs per gold equivalent ounce”, “cash costs per pound of copper”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” and “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

RECONCILIATION OF NON-GAAP MEASURES

Co-product and By-product Cash Costs
The Company has included cash costs per GEO and cash costs per pound of copper information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (copper and gold) based on an estimated or assumed ratio. Cash costs on a by-product basis are computed by deducting copper by product revenues from the calculation of cash costs of production per GEO.

The following table provides a reconciliation of cost of sales per the financial statements and co-product cash costs per GEO:

	Three months ended September 30, 2009		Nine months ended September 30, 2009
	In thousands of United States Dollars	United States Dollars per GEO	In thousands of United States Dollars	United States Dollars per GEO
Cost of sales (i)	$131,357	$488	$338,152	$489
Cost of sales (i)	$131,357	$488	$338,152	$489
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC's)	(32,278)	(120)	(85,029)	(123)
Impact of equity interest in Alumbrera (12.5%)	3,745	14	16,504	24
Chapada gold contained in concentrate treatment and refining costs	1,452	5	4,601	7
Inventory movements and adjustments	(528)	(1)	(9,064)	(14)
Commercial selling costs	(9,599)	(36)	(21,033)	(30)
Total GEO co-product cash costs (ii)	$94,149	$350	$244,131	$353

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)	Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.

(1)
Cash costs, adjusted earnings, adjusted earnings per share, cash flow from operations before changes in non-working capital items and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 7 to 10 of this press release.

The following table provides a reconciliation of cost of sales per the financial statements and co-product cash costs per pound of copper:

	Three months ended September 30, 2009		Nine months ended September 30, 2009
	In thousands of United States Dollars	United States Dollars per pound	In thousands of United States Dollars	United States Dollars per pound
Cost of sales (i)	$131,357	$2.99	$338,152	$2.49
Adjustments:
GEO related cash costs (excluding related TCRC's)	(88,952)	(2.03)	(223,026)	(1.65)
Impact of equity interest in Alumbrera (12.5%)	11,474	0.27	46,062	0.35
Chapada copper contained in concentrate treatment and refining costs	6,772	0.15	18,693	0.14
Inventory movements and adjustments	(528)	(0.01)	(9,064)	(0.07)
Commercial selling costs	(9,599)	(0.22)	(21,033)	(0.16)
Total copper co-product cash costs (ii)	$50,524	$1.15	$149,784	$1.10

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)	Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.

The following table provides a reconciliation of cost of sales per the financial statement and by-product cash costs per GEO excluding Alumbrera:

	Three months ended September 30, 2009		Nine months ended September 30, 2009
	In thousands of United States Dollars	United States Dollars per pound	In thousands of United States Dollars	United States Dollars per pound
Cost of sales	$131,357	506	$338,152	520
Adjustments:
Chapada TCRCs for Gold and Copper	8,224	32	23,294	35
Inventory movement and other adjustments	(528)	(2)	(9,064)	(14)
Commercial Selling Costs	(9,599)	(37)	(21,033)	(32)
Chapada Copper Revenue Including Copper Pricing Adjustments	(109,057)	(420)	(204,707)	(314)
Total gold by-product cash costs (Excluding Alumbrera)	$20,397	79	$126,642	195

Adjusted Earnings or Loss and Adjusted Earnings or Loss per share
The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements.  The Company believes that in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) writedown of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

(1)
Cash costs, adjusted earnings, adjusted earnings per share, cash flow from operations before changes in non-working capital items and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 7 to 10 of this press release.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.  A reconciliation of Adjusted Earnings to net earnings is provided on page one of this press release.

Cash Flow From Operations Before Changes in Non-Cash Working Capital
The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

The following table provides a reconciliation of cash flow from operation before changes in non-cash working capital:

	Three months ended September 30, 2009	Nine months ended September 30, 2009
Cash flow from operating activities of continuing operations	$144,439	$317,009
Adjustments:
Net change in non-cash working capital (i)	23,491	23,574
Cash flow from operating activities of continuing operations before changes in non-cash working capital	$167,930	$340,583

(i)	See 2009 third quarter Financial Statements note 14(c)

(1)
Cash costs, adjusted earnings, adjusted earnings per share, cash flow from operations before changes in non-working capital items and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 7 to 10 of this press release.

Gross margin
The Company uses the financial measure “gross margins” to supplement its consolidated financial statements. The presentation of gross margins is not meant to be a substitute for net earnings presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Gross margins represent the amount of revenues in excess of cost of sales. It may be expressed in terms of percentage of revenues, both in total amount or on a per GEO basis.

The terms “gross margins” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of gross margins provides useful information to investors because it excludes the non-cash operating cost items such as depreciation, depletion and amortization, accretion for asset retirement obligations and other common operating expenses, and considers this non-GAAP measure meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

The following table provides a reconciliation of gross margins:

	Three months ended September 30, 2009	Nine months ended September 30, 2009
Revenues	$333,179	$783,489
Cost of sales excluding depreciation, depletion and amortization	(131,357)	(338,152)
Gross Margins	$201,822	$445,337
Gross Margins as % of Revenues	61%	57%
GEO Sold (excluding Alumbrera)	254,853	633,508
Gross Margins per GEO Sold	$792	$703

THIRD QUARTER CONFERENCE CALL
A conference call and audio webcast is scheduled for November 4, 2009 at 11:00 a.m. E.T. to discuss 2009 third quarter results.

Q3 Conference Call Information:

Toll Free (North America):	1-800-590-1508
International:	1-416-915-5762
Participant Audio Webcast:	www.yamana.com

Q3 Conference Call REPLAY:

Toll Free Replay Call (North America):	877-289-8525, Passcode: 4173041#
Replay Call:	416-640-1917, Passcode: 4173041#

The conference call replay will be available from 1:00 p.m. ET on November 4, 2009 until 11:59 p.m. EST on November 18, 2009.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

(1)
Cash costs, adjusted earnings, adjusted earnings per share, cash flow from operations before changes in non-working capital items and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 7 to 10 of this press release.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile and Mexico. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

MEDIA INQUIRIES:

Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

(1)
Cash costs, adjusted earnings, adjusted earnings per share, cash flow from operations before changes in non-working capital items and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 7 to 10 of this press release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

(1)
Cash costs, adjusted earnings, adjusted earnings per share, cash flow from operations before changes in non-working capital items and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 7 to 10 of this press release.